Exhibit 99.3

VOTING AND STANDSTILL AGREEMENT

This VOTING AND STANDSTILL AGREEMENT (this “Agreement”) is made and entered into as of October 21, 2016, by and among ACCESS NATIONAL CORPORATION, a Virginia corporation (“Access”), MIDDLEBURG FINANCIAL CORPORATION, a Virginia corporation (“Middleburg”), the David L. Sokol Revocable Trust (the “Trust”), and the undersigned individual shareholder of Middleburg (collectively with the Trust, the “Shareholder”). Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement and Plan of Reorganization, dated as of the date hereof, including the related Plan of Merger (the “Merger Agreement”), between Access and Middleburg.

WHEREAS, the Boards of Directors of Access and Middleburg have approved a business combination of their companies through the merger (the “Merger”) of Middleburg with and into Access pursuant to the terms and conditions of the Merger Agreement;

WHEREAS, as of the date of this Agreement, the Shareholder “beneficially owns” (as such term is defined in Rule 13d-3 as promulgated under the Exchange Act) (including entitlement to dispose of (or to direct the disposition of) and has the right to vote (or to direct the voting of)) 2,103,008 shares of common stock, par value $2.50 per share (the “Middleburg Common Stock”), of Middleburg (such shares of Middleburg Common Stock, together with any other shares of Middleburg Common Stock the voting power over which is directly or indirectly acquired by the Shareholder until the termination of this Agreement pursuant to the terms hereof, are collectively referred to herein as the “Shareholder Owned Shares”);

WHEREAS, upon consummation of the Merger, the Shareholder shall have the right to receive cash and/or shares of common stock, par value $0.835 per share (the “Access Common Stock”), of Access (such shares of Access Common Stock, together with any other shares of Access Common Stock, the voting power over which is directly or indirectly currently held or acquired by the Shareholder until the termination of this Agreement pursuant to the terms hereof, are collectively referred to as the “Access Subject Shares” and, together with the Shareholder Owned shares, the “Subject Shares”); and

WHEREAS, as a condition and inducement to Middleburg and Access entering into the Merger Agreement, and as a condition and inducement to the Shareholder entering into this Agreement, each of the parties hereto has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of the covenants, representations and agreements set forth herein and in the Merger Agreement, and other good and valuable consideration (including the consideration set forth in Article 2 of the Merger Agreement), the receipt and sufficiency of which are acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE 1

DEFINITIONS

1.1	Other Definitions. For purposes of this Agreement:

(a)    “Affiliate” means, with respect to any specified Person, any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

(b)    “Person” means an individual, corporation, limited liability company, general or limited partnership, association, trust, unincorporated organization, or other entity or group.

(c)    “Representative” means, with respect to any particular Person, any director, officer, employee, accountant, consultant, legal counsel, investment banker, advisor, agent or other representative of such Person.

ARTICLE 2

VOTING AGREEMENT

2.1	Agreement to Vote the Shareholder Owned Shares.

(a)    Subject to Section 2.1(b), and from and after the date hereof, at any meeting of Middleburg’s shareholders (or any adjournment or postponement thereof), however called:

(i)    the Shareholder shall vote (or cause to be voted) all of the Shareholder Owned Shares:

(1)    in favor of the adoption and approval of the terms of the Merger Agreement, the Merger and the other transactions expressly contemplated by the Merger Agreement (and any actions required in furtherance thereof), each as described in the Merger Agreement as in effect on the date of this Agreement (together with any amendments thereto (other than amendments to the Merger Consideration) that are not materially adverse to the interests of the Shareholder);

(2)    except with the prior written consent of Access and Middleburg, against any Acquisition Proposal; and

(3)    against any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Middleburg’s or Access’s conditions under the Merger Agreement.

(b)    In contemplation of any vote contemplated by this Section 2.1, the Shareholder shall cause all of the Shareholder Owned Shares to be duly counted for purposes of determining that a quorum is present and shall comply with all necessary procedures in connection with recording the results of such vote. The Shareholder agrees not to enter into any agreement or commitment with any Person the effect of which would violate or be inconsistent with the provisions and agreements set forth in this Article II.

ARTICLE 3

STANDSTILL AND NO-SOLICITATION IN RESPECT OF MIDDLEBURG STOCK

3.1	Standstill in Respect of Shareholder Owned Shares.

The Shareholder hereby agrees that, from and after the date hereof until the earlier of the Effective Date of the Merger and the termination of the Merger Agreement, he shall not, directly or indirectly, unless (i) specifically requested or consented to in writing by Access and Middleburg or (ii) expressly contemplated by the terms of this Agreement or the Merger Agreement:

(a)    sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, a “Transfer”), or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any or all of the Shareholder Owned Shares; provided that, notwithstanding the foregoing, the Shareholder shall be permitted to transfer Shareholder Owned Shares to his controlled Affiliates for estate planning purposes so long as the Shareholder maintains sole authority with respect to the voting and any further Transfers of such Shareholder Owned Shares;

(b)    acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any assets of Middleburg or any subsidiary or division thereof;

(c)    make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any Person with respect to the voting of, any voting securities of Middleburg, other than to make publicly known the Shareholder’s support of the Merger and the Merger Agreement;

(d)    submit to Middleburg any shareholder proposal under Rule 14a-8 under the Exchange Act or under Middleburg’s Organizational Documents;

(e)    make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving Middleburg or its securities or assets, or Access or its securities or assets other than the Merger and the transactions contemplated by the Merger Agreement;

(f)    form, join or in any way participate in a “group” (as defined in Section 13(d)(3) under the Exchange Act) in connection with any of the foregoing;

(g)    seek, in any way which may be reasonably likely to require, involve or trigger public disclosure of such request pursuant to applicable law, to have any provision of this Section 3.1 amended, modified or waived; or

(h)    otherwise take, directly or indirectly, any actions with the purpose of avoiding or circumventing any provision of this Section 3.1 or which could reasonably be expected to have the effect of preventing, impeding, interfering with or adversely affecting the consummation of the transactions contemplated by the Merger Agreement or the Shareholder’s ability to perform his obligations under this Agreement;

provided that compliance with any requirements under applicable securities laws to make any necessary public filings with the Securities and Exchange Commission (including an appropriate amendment to the Shareholder’s Schedule 13D) will not, in and of itself, be considered a violation of this Section 3.1.

3.2	Dividends, Distributions, Etc. in Respect of Shareholder Owned Shares.

In the event of a stock dividend or stock distribution, or any change in the Middleburg Common Stock by reason of any stock dividend or stock distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Shareholder Owned Shares” shall be deemed to refer to and include the Shareholder Owned Shares as well as all such stock dividends and stock distributions and any securities into which or for which any or all of the Shareholder Owned Shares may be changed or exchanged or which are received in such transaction.

3.3	Acquisition Proposals in Respect of Shareholder Owned Shares.

(a)    The Shareholder shall, and shall cause each of his Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations conducted prior to the date hereof with respect to any Acquisition Proposal. For the avoidance of doubt, the Merger shall not constitute an Acquisition Proposal. The Shareholder hereby agrees that, from and after the date hereof until the earlier of the Effective Date of the Merger and the termination of the Merger Agreement, he shall not, directly or indirectly, nor in the case of clauses (i) and (ii) shall he permit any of his Affiliates to, nor shall he authorize or knowingly permit any Representative of the Shareholder or in the case of clauses (i) and (ii) any of his Affiliates to:

(i)    solicit or initiate, or take any action to knowingly encourage, or knowingly facilitate or knowingly induce, directly or indirectly, any inquiries relating to, or the submission of, any Acquisition Proposal;

(ii)    participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any Person any non-public information or data with respect to an Acquisition Proposal; or

(iii)    enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal or enter into any agreement requiring him to abandon, terminate or fail to perform the actions contemplated by this Agreement.

(b)    The Shareholder agrees that he will promptly inform his Representatives and his Affiliates’ Representatives of the obligations under this Article III;

provided that nothing in this Section 3.3 shall in any way limit non-public communications solely between or among the Shareholder and his Representatives or the Chief Executive Officer of Access and Chairman of the Board of Middleburg and the Representatives of Access and Middleburg.

3.4	Affiliate Status of Shareholder.

Solely for the purposes of this Agreement (but not for purposes of determining whether the Shareholder is an “affiliate” for purposes of federal securities laws, including Rule 144 under the Securities Act of 1933), Middleburg shall be deemed not to be an Affiliate or Subsidiary of the Shareholder, and any officer, director, employee, agent or advisor of Middleburg (in each case, in their official capacities as such) shall be deemed not to be a Representative of the Shareholder, and vice versa.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1	Representations, Warranties and Covenants of the Shareholder.

The Shareholder hereby represents, warrants and covenants to Access as follows:

(a)    Authority Relative to this Agreement. The Shareholder has the authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Shareholder and, assuming that this Agreement constitutes the valid and binding agreement of Access and of Middleburg, constitutes the valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, except that such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally, and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b)    Ownership of Shares. The Shareholder beneficially owns 2,103,008 shares of Middleburg Common Stock as of the date hereof. The Shareholder has the sole power to vote (or cause to be voted) such shares of Middleburg Common Stock and has good and valid title to the Middleburg Common Stock, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those created by this Agreement.

(c)    No Conflicts. Neither the execution and delivery of this Agreement by the Shareholder, nor the consummation by the Shareholder of the transactions contemplated hereby, will (i) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of the Shareholder Owned Shares or the Shareholder’s assets may be bound, or (ii) violate any applicable law.

(d)    No Prior Proxies. Any proxies or voting rights previously given with respect to the Shareholder Owned Shares are revocable, and that any such proxies or voting rights are hereby irrevocably revoked.

(e)    No Liens. The Shareholder Owned Shares and any stock certificate representing any of the Shareholder Owned Shares are now, and at all times before the Effective Date will be, held by the Shareholder, or by a nominee or custodian for the benefit of the Shareholder, free and clear of all pledges, liens, security interests, claims, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (each, a “Lien”), except for any Liens arising hereunder.

(f)    Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of the Shareholder, threatened against or affecting the Shareholder or any of his Affiliates before or by any Governmental Authority that could reasonably be expected to materially impair the ability of the Shareholder to perform his obligations hereunder or to consummate the transactions contemplated hereby.

(g)    Reliance by Access and Middleburg. The Shareholder understands and acknowledges that Access and Middleburg are entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by the Shareholder.

(h)    Statements. The Shareholder shall not make any statement, written or oral, to the effect that he does not support the Merger, the Merger Agreement or the transactions contemplated thereby, or that other shareholders of Middleburg or Access should not support the Merger, the Merger Agreement or the transactions contemplated thereby.

4.2	Representations and Warranties of Access and Middleburg.

Each of Access and Middleburg represent and warrant to the Shareholder as follows:

(a)    Corporate Organization. It is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia.

(b)    Authority Relative to this Agreement. It has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This agreement and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by its Board of Directors, and other than the Access Shareholder Approval and the Middleburg Shareholder Approval, as applicable, no other corporate proceedings are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by it, and assuming that this Agreement constitutes the valid and binding agreement of the Shareholder and each other party to the Agreement, constitutes the valid and binding agreement of it, enforceable against it in accordance with the Agreement’s terms, except that such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally, and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law.

(c)    No Conflicts. Neither the execution and delivery of this Agreement by it, nor the consummation by it of the transactions contemplated hereby, will result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which it is a party or by which it may be bound, or (ii) violate any applicable law.

(d)    Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of either Access or Middleburg, threatened against or affecting the Access or Middleburg or any of their respective Affiliates before or by any Governmental Authority that could reasonably be expected to materially impair the ability of Access or Middleburg to perform their respective obligations hereunder or the Merger Agreement or to perform their respective obligations hereunder or consummate the transactions contemplated by the Merger Agreement.

(e)    Reliance by the Shareholder. Each of Access and Middleburg understands and acknowledges that the Shareholder is entering into this Agreement in reliance upon the representations, warranties and covenants made by each of Access and Middleburg herein.

(f)    Statements. Neither Access nor Middleburg shall make any or publish any negative or disparaging comment or remark regarding the Shareholder or his Representatives or their respective involvement in the Merger, the Merger Agreement or the transactions contemplated thereby; provided, however, that the inclusion of mere statements of fact (as opposed to opinions or editorialized comments) in the Registration Statement or the Joint Proxy Statement (to the extent required to be set forth therein under applicable federal securities laws, rules or regulations), in each case, related to the Shareholder, his involvement and investment in Middleburg, or his involvement in negotiations or discussions regarding the Merger, the Merger Agreement or the transactions contemplated thereby, will not be deemed (in the absence of other facts or circumstances) to be a violation of this Section 4.2(f).

ARTICLE 5

TERMINATION

5.1	Termination.

(a)    Subject to Section 5.1(b), this Agreement shall terminate and none of Access, Middleburg or Parent shall have any rights or obligations hereunder upon the earliest to occur of: (i) the termination of this Agreement by mutual written consent of Access, Middleburg and the Shareholder, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) the Effective Date of the Merger.

(b)    Notwithstanding Section 5.1(a), (i) termination of this Agreement shall not prevent any party hereunder from seeking any remedies at law or in equity against any other party hereto for such party’s breach of any of the terms of this Agreement, and (ii) Section 6.2 and Section 7.2 through Section 7.11, inclusive, of this Agreement shall survive the termination of this Agreement.

ARTICLE 6

ADDITIONAL COVENANTS

6.1	Registration Statement; Joint Proxy Statement.

(a)    Prior to the filing of such materials with the Securities and Exchange Commission, each of Access and Middleburg will consult with the Shareholder and his Representatives, and consider in good faith any comments provided by the Shareholder or his legal counsel, with respect to the disclosures related to the Shareholder or the “Background of the Merger” section (or similar section(s)) of the Joint Proxy Statement (whether or not related to the Shareholder) proposed to be included in the Registration Statement to be filed by Access with the SEC (and any amendments or supplements thereto) in connection with the Access Shareholders Meeting and the Middleburg Shareholders Meeting and the Joint Proxy Statement of Access and Middleburg constituting a part thereof.

(b)    Each of the parties agrees that none of the information supplied or to be supplied by him or it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Joint Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the times of the respective shareholder meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each party further agrees that if he or it becomes aware that any information furnished by him or it that would cause any of the statements in the Joint Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and to take appropriate steps to correct the Joint Proxy Statement or the Registration Statement, as applicable.

6.2	Expense Reimbursement; Indemnification.

(a)    Substantially simultaneously with the Closing of the Merger, Access will reimburse the Shareholder for the lesser of (i) $500,000 and (ii) his actual out-of-pocket fees, costs and expenses incurred from and after March 30, 2016 in connection with the analyses, communications, disclosures and engagement made with, or with respect to, Middleburg, Access and their respective Boards of Directors and Representatives by or on behalf of the Shareholder or his Affiliates or Representatives, including (for the avoidance of doubt) the fees, costs and expenses of Donnelly Penman & Partners and Barnes & Thornburg LLP in connection with the foregoing.

(b)    Middleburg (prior to the Effective Date) and Access (on and after the Effective Date) shall indemnify, defend and hold harmless each of the Shareholder and his Representatives (each, an “Indemnified Party”), to the maximum extent permissible under applicable law in connection with the Merger, the Merger Agreement and the transactions contemplated thereby, in each case, except to the extent relating to any willful misconduct, actual fraud or criminal conduct of an Indemnified Party as determined by a court of competent jurisdictions.

ARTICLE 7

MISCELLANEOUS

7.1	Publication.

The Shareholder hereby permits Access and Middleburg to publish and disclose in the Joint Proxy Statement and Registration Statement (including all documents and schedules filed with the SEC) his identity and ownership of shares of Middleburg Common Stock and the nature of their commitments, arrangements and understandings pursuant to this Agreement. Likewise, each of Access and Middleburg hereby permits the Shareholder to publish and disclose in any appropriate SEC filings (including any Schedule 13D filings or amendments thereto) the contents of this Agreement and the nature of their commitments, arrangements and understandings pursuant to this Agreement.

7.2	Further Actions.

Each of the parties hereto agrees that it will use reasonable best efforts to do all things necessary to effectuate this Agreement.

7.3	Waivers.

No action taken pursuant to this Agreement, including any investigation by or on behalf of any party hereto, nor any failure or delay on the part of any party hereto in the exercise of any right hereunder, shall be deemed to constitute a waiver by the party taking such action of compliance of any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

7.4	Counterparts.

This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

7.5	Governing Law; Jurisdiction; Waiver of Jury Trial.

This Agreement shall in all respects be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof. The parties hereby consent and submit to the exclusive jurisdiction and venue of any state or federal court located in the Commonwealth of Virginia. Each party hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) it understands and has considered the implications of this waiver, and (ii) it makes this waiver voluntarily.

7.6	Notices.

All notices, requests and other communications given or made under this Agreement must be made in writing and will be deemed given (i) when personally delivered or facsimile transmitted (with confirmation), or (ii) on the third business day after being mailed by registered or certified mail (return receipt requested) to the persons and addresses set forth below or such other place as such party may specify by notice.

If to Access:

Michael W. Clarke

President and Chief Executive Officer

Access National Corporation

1800 Robert Fulton Drive

Reston, Virginia 20191

Tele:    (703) 871-2101

with a copy to:

Jacob A. Lutz, III, Esq.

R. Mason Bayler, Jr., Esq.

Troutman Sanders LLP

Troutman Sanders Building

1001 Haxall Point

Richmond, Virginia 23219

Tele:    (804) 697-1490

Fax:     (804) 698-6014

If to Middleburg:

Gary R. Shook

President and Chief Executive Officer

Middleburg Financial Corporation

111 West Washington Street

P.O. Box 5

Middleburg, Virginia 20118

Tele:    (540) 687-4801

Fax:     (540) 687-3739

with a copy to:

Wayne A. Whitham, Jr., Esq.

Williams Mullen

200 S. 10th Street, Suite 1600

Richmond, Virginia 23219

Tele:    (804) 420-6473

Fax:     (804) 420-6507

If to the Shareholder:

David L. Sokol

P.O. Box 4998

Jackson, WY 83001-4998

with a copy to:

Tracy T. Larsen

Barnes & Thornburg LLP

171 Monroe Avenue N.W.

Grand Rapids, Michigan 49503

Tel: (616) 742-3931

Fax: (616) 742-3999

7.7	Entire Agreement.

This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof, except that prior confidentiality and nondisclosure agreements or commitments among the parties hereto, or any of them, shall not be so superseded. As of the Effective Date, the existing Stock Purchase Agreement, dated March 27, 2009, between Middleburg and the Shareholder (as amended through the Effective Date) shall terminate and be of no further force or effect.

7.8	Parties in Interest; No Third Party Rights.

This Agreement shall bind the Shareholder, Access, Middleburg and their respective permitted heirs, personal representatives, successors and assigns, as applicable. Any Subject Shares transferred to an Affiliate of the Shareholder for estate planning purposes pursuant to Section 3.1(a) hereof shall continue to be Subject Shares subject to this Agreement. Except for Indemnified Parties under Section 6.2(b), nothing in this Agreement is intended to confer upon any person, other than the parties hereto or their respective permitted heirs, personal representatives, successors and assigns, as applicable, any rights or remedies under or by reason of this Agreement. The Shareholder agrees that this Agreement and the obligations hereunder shall attach to all Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Subject Shares shall pass, whether by operation of law or otherwise, including the Shareholder’s heirs, personal representatives, successors and assigns.

7.9	Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

7.10	Ownership Interest.

Nothing contained in this Agreement shall be deemed to vest in Access or Middleburg any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares. All rights, ownership, and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Shareholder and, as applicable, any Affiliates to which the Shareholder has transferred Subject Shares for estate planning purposes as permitted by Section 3.1(a) of this Agreement, and neither Access nor Middleburg shall have any authority to direct the Shareholder in the voting or disposition of any of the Subject Shares except as otherwise provided herein.

7.11	Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the applicable party hereto in accordance with their specific terms or were otherwise breached. Each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other party hereto and to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity. Each party hereto waives the posting of any bond or security in connection with any proceeding related thereto.

[Signatures on following page]

IN WITNESS WHEREOF, Access National Corporation, Middleburg Financial Corporation and the Shareholder have caused this Agreement to be duly executed as of the date and year first above written.

ACCESS NATIONAL CORPORATION

By:	/s/ Michael W. Clarke
Michael W. Clarke President and Chief Executive Officer

MIDDLEBURG FINANCIAL CORPORATION

By:	/s/ Gary R. Shook
Gary R. Shook Chief Executive Officer and President

DAVID L. SOKOL REVOCABLE TRUST

By:	/s/ David L. Sokol
David L. Sokol Trustee

/s/ David L. Sokol
David L. Sokol